1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

Brian B. Margolis Member of the Firm Direct Dial 212.969.3345 bmargolis@proskauer.com

February 16, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Advanced Technology Acquisition Corp. -
Registration Statement on Form S-1, File No. 333-137863

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Advanced Technology Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated February 9, 2007 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 3 (“Amendment No. 3”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 3, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Registration Statement on January 17, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 3.

John Reynolds, Esq. United States Securities and Exchange Commission	February 16, 2007 Page 2 of 4

Risk Factors. page 12

1.
We note the additional disclosure at the end of risk factor four. In the appropriate section) please revise to clarify how you could structure a loan that would prevent the creditor from bringing a claim against the trust account.

The Company has revised the Registration Statement in response to this comment by indicating on page 13 and page 35 that three of the Company’s initial stockholders - M.O.T.A. Holdings Ltd., FSGL Holdings Ltd and OLEV Holdings Ltd - have agreed to advance the funds necessary to repay such loan in the event that a business combination is not ultimately consummated and that the funds held outside of the trust account are not sufficient to repay such loan.

Proposed Business. page 42

2.
We note the additional disclosure on page 44 that you could acquire an "underperforming" business. Please revise to clarify if that means you would only acquire an underperforming business if you could change the targets management. Also, please revise to define your use of the term "underperforming.”

The Company has revised the Registration Statement in response to this comment deleting the word “underperforming” on page 44.

3.	It is not clear why you have "geographic barriers" listed as a general criterion on page 45 when you have already disclosed that you would focus on Israel. Please revise to clarify.

The Company has revised the Registration Statement in response to this comment by deleting the word “geographic” from the fourth bullet point on page 45.

Comparison to Offerings of Blank Check Companies. page 55

4.
In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b )(2)(ii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit o(the purchasers of the securities." It appears that the shareholders’ right to the interest income from the trust is a separate issue from Release of funds," Please revise accordingly. Also revise the risk factor section as appropriate.

The Company has revised the Registration Statement in response to this comment by revising the chart on page 57 to add a row entitled “Interest earned on the trust account.”

John Reynolds, Esq. United States Securities and Exchange Commission	February 16, 2007 Page 3 of 4

Certain Relationships and Related Transactions. page 61

5.
We note the additional disclosure on page 64 in response to comment 16 of our letter dated January 1, 2007 that the holding companies formed to hold your shares have no other assets besides your shares. As such, it is not clear how they would be able to satisfy their indemnification obligations. Please revise the appropriate sections to clarify.

The Company respectfully advises the Staff that the indemnification provision that is described in the last paragraph on page 64 relates to the indemnification by the Company and by three of the initial stockholders of certain liabilities that might be incurred by SFK and SFKT. This indemnification does not relate to the separate indemnification, described elsewhere in the Registration Statement, that is being made by three of our directors, in the individual capacity, of certain liabilities that might reduce the funds held in the trust account.

SFK and SFKT have accepted the indemnification being provided by M.O.T.A. Holdings Ltd., FSGL Holdings Ltd and OLEV Holdings Ltd, even though those entities have no assets other than our shares.

SEC Position on Rule 144 Sales. Page 71

6.
We note your response to comment 20 of our letter dated January 11, 2007. You respond that neither SFK or SFKT are promoters or affiliates of the company. Please revise to disclose how that is consistent with the definition of terms in Regulation C considering the role and activities they have and will conduct to further your business plan.

The Company has revised the Registration Statement in response to this comment by characterizing SFK and SFKT as promoters on page 61 and elsewhere in the Registration Statement.

Part II

Item 15. Recent Sales of Unregistered Securities

7.
Please disclose the facts relied upon to make the Sec. 4(2) exemption available, e.g., no general solicitation, financial sophistication of investors, access to information etc. See Item 701 (d) of Regulation S-K.

The Company has revised the Registration Statement in response to this comment by adding the information requested in Part II, on pages II-3 and II-4.

John Reynolds, Esq. United States Securities and Exchange Commission	February 16, 2007 Page 4 of 4

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:	Duc Dang, Esq. (SEC) Moshe Bar-Niv (Advanced Technology Acquisition Corp.) Kenneth R. Koch, Esq. (Mintz Levin)